UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Encore Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $1.00

(Title of Class of Securities)

29255V201

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29255V201

1.	Names of Reporting Persons Jim R. Smith
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 510,000
6. Shared Voting Power -0-
7. Sole Dispositive Power 510,000
8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 510,000 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.04%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a) Name of Issuer:

Encore Bancshares, Inc., a Texas corporation.

Item 1(b) Address of Issuer’s Principal Executive Offices:

Nine Greenway Plaza, Suite 1000, Houston, Texas 77046

Item 2(a) Name of Person Filing:

Jim R. Smith

Item 2(b) Address or Principal Business Office or, if None, Residence:

1400 Post Oak Blvd., Suite 850, Houston, Texas 77056.

Item 2(c) Citizenship:

United States.

Item 2(d) Title of Class of Securities:

Encore Bancshares, Inc. common stock, $1.00 par value per share.

Item 2(e) CUSIP No.:

29255V201

Item 3

Not applicable

Item 4 Ownership:

(a)	Amount Beneficially Owned: 510,000 shares

(b)	Percent of Class: 5.04%

(c)	Number of Shares as to which Person has:

(i)	Sole power to vote or to direct the vote: 510,000 shares

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 510,000 shares

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5 Ownership of 5 Percent or Less of a Class:

Not applicable

Item 6 Ownership of More than 5 Percent on Behalf of Another Person:

Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8 Identification and Classification of Members of the Group:

Not applicable

Item 9 Notice of Dissolution of Group:

Not applicable

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2007

/s/ Jim R. Smith
Jim R. Smith